UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Sitestar Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82980W101

(CUSIP Number)

Arquitos Capital Partners, LP

928 Fort Stockton Dr. Suite 207

San Diego, CA 92103

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 82980W101	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,580,260
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,580,260
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP 82980W101	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arquitos Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,580,260
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,580,260
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP 82980W101	Page 4 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven L. Kiel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,580,260
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,580,260

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,580,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP 82980W101	Page 5 of 6

Item 1. Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") filed by Arquitos Capital Partners, LP (the "Reporting Person") relates to the shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 4026 Wards Rd, Suite G1 #271, Lynchburg, VA 24502.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by Arquitos Capital Partners, LP and shares of Common Stock issued by the Issuer to Arquitos Capital Partners, LP.

(b) The business address of the Reporting Person is 928 Fort Stockton Dr., Suite 207, San Diego, CA 92103.

(c) The Reporting Person is a limited partnership.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) United States (formed in Delaware).

Item 3. Source and Amount of Funds or Other Consideration

Each acquisition of shares of Common Stock by the Reporting Person (or on his behalf and at his direction) was either in open market transactions or through private placements with personal funds.

Item 4.  Purpose of Transaction.

Settlement Agreement. On February 6, 2015, the Issuer entered into a Settlement Agreement with certain of its stockholders and directors. The Settlement Agreement settles and resolves certain matters relating to a stockholder lawsuit. The controlling person of the Reporting Person (Steven L. Kiel) is a member of the board of directors of the Issuer.

Voting Agreement. In connection with the Settlement Agreement, on February 6, 2015, the parties to the settlement agreement entered into the Voting Agreement with respect to the election of directors (including Mr. Kiel). The Voting Agreement also provides that the authorized number of seats on the Board will be fixed at six during the term of the Voting Agreement. Unless extended by the parties, the Voting Agreement will remain in effect until the earlier of 12 months after the date of the Settlement Agreement or the date of the next annual meeting of Company stockholders, but will not be applicable to any vote taken at such annual meeting.

Item 5.  Interest in Securities of the Issuer.

The Reporting Persons disclaim any beneficial ownership of the shares held by the parties to the Settlement Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP 82980W101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016
Arquitos Capital Partners, LP
By: Arquitos Capital Management, LLC
its general partner

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: Managing Member
Arquitos Capital Partners, LP

/s/ Steven L. Kiel
Name: Steven L. Kiel
Title: President
Arquitos Capital Management, LLC

/s/ Steven L. Kiel
Steven L. Kiel, individually